FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 12, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolution to Acquire Real Estate”, dated January 12, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 12 , 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

     AU Optronics Corp.
January 12, 2005
English Language Summary

Subject: The Board Resolution to Acquire Real Estate

Regulation: Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2005/01/12 Content:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Land located at 1 Xinhe Road, Aspire Park, Lungtan 325, Taoyuan, Taiwan.

2.	Date of the occurrence of the event:2005/01/12

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 193,058 square meters of land, equivalent to 58,400 ping.

Price per unit: NT$ 47,500/Ping.

Total amount of transaction: NT$ 2,774 million.

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Acer Building Maintenance Management Corp, an affiliated party.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

The reason for choosing the related party as trading counterpart:

The trading asset is the land where the company’s LT fabs are located.

Previous owner: MIN TOUR INC.

Price of transfer to Previous owner: NT$ 50,000/Ping, 52,765/Ping.

The date of acquisition by Previous owner: Dec, 1999 and April, 2001.

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Dec, 1999 and April, 2001., NT$ 50,000/Ping, 52,765/Ping, an affiliated party.

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.	Terms of delivery or payment (including payment period and monetary amount):Payment in installments.

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

The manner of deciding on this transaction: Appraisal

The reference basis for the decision on price: The evaluation reports issued by the professional appraisal institution.

The decision-making department: The board meeting.

10.	Name of the professional appraisal institution and its appraisal amount:
CHINA CREDIT INFORMATION SERVICE, LTD., NT$ 2,686,402,070.
HUN HSIN ASSET APPRAISAL CO. LTD., NT$ 2,774,004,275.

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12.	Is the appraisal report price a limited price or specific price?: YES

13.	Has an appraisal report not yet been obtained?: NO

14.	Reason an appraisal report has not yet been obtained: N/A

15.	Broker and broker’s fee: N/A

16.	Concrete purpose or use of the acquisition or disposition: The company’s LT fabs are located at the land to be acquired.

17.	Do the directors have any objection to the present transaction?: NO

18.	Any other matters that need to be specified: N/A